UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

Investor Presentation

On August 3, 2026, the Company made available to investors and posted on its website (psyencebiomed.com) an investor presentation dated August 2026, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

A copy of this investor presentation is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Investor Presentation of Psyence Biomedical Ltd., dated August 2026.

*	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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